DENTALSERV.COM

         20 West 55th Street, 5th Floor, New York, New York 10019

                       INFORMATION STATEMENT

     NOTICE OF CHANGE IN CONTROL AND OF A MAJORITY OF DIRECTORS
   PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                     AND RULE 14f-1 THEREUNDER

Approximate Date of Mailing: September 21, 2007

Dear Shareholder:

This notification is furnished by the Board of Directors (the "Board") of DENTALSERV.COM (the "Company") pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to an Agreement and Plan of Merger, dated September 5, 2007 (the "Merger Agreement"), by and between the Company, and Medpro Safety Products, Inc., a closely held Delaware corporation ("MedPro").

This notification was prepared by the Company, except that information about the new directors was furnished to the Company by the new directors. The new directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

Please read this notification carefully. It describes the essential terms of the Merger Agreement and contains certain biographical and other information concerning the new directors of the Company. Additional information about the Merger Agreement and the Company is contained in the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 2007 dated August 10, 2007, and its Current Report on Form 8-K/A dated August 14, 2007 (the "Reports"), which were filed with the United States Securities and Exchange Commission (the "Commission"). The Reports and their accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained from the SEC at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/cgo-bin/srch-edgar.

                      CHANGE IN CONTROL

On September 5, 2007 the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Medpro Safety Products, Inc., a closely held Delaware corporation ("Medpro"). Pursuant to the Merger

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Agreement, Medpro will be acquired by and merged with and into
Dentalserv.com (the "Reverse Merger") with Dentalserv.com as the surviving corporation, following a one for four reverse split of our common stock and following Dentalserv.com's private placement of units of newly authorized convertible preferred stock and common stock purchase warrants for initial gross proceeds of up to $13,000,000.

In effecting the Reverse Merger, Medpro capital stock shareholders, holding all of the issued and outstanding shares of Medpro common stock, some 24,879,363 shares, par value $.01 per share, (the "Medpro Common Stock"), will receive one (1) share of Dentalserv.com common stock, $.001 par value per share, in exchange for each 2.09 shares of Medpro Common Stock held. In total, the cashless exchange of stock, Reverse Merger transaction will involve the issuance of approximately 11,878,628 shares of our authorized, previously unissued common stock (the "Common Stock") following the one for four reverse split of our common stock.

As other material aspects of the Merger Agreement, the name of the Company will be changed to "Medpro Safety Products, Inc.", the management of Medpro will become and replace the Company's current management, our Board of Directors will be replaced by the members of the Board of Directors of Medpro and the business of Medpro will become the business of the Company.

The 11,878,628 post-reverse split shares of Common Stock issued to Medpro shareholders in the Reverse Merger transaction will represent approximately 89.48% of the total issued and outstanding shares of our Common Stock without giving effect to any exercise of rights to purchase additional Common Stock issued to the accredited investors participating in our private placement offering of units comprised of Series A Preferred Stock and Common Stock Purchase Warrants.

This information statement will be mailed, September 21, 2007, to holders of record of the Company's Common Stock as of the close of business on August 10, 2007. On the Effective Date, the Company will have outstanding approximately 13,274,628 post-reverse split shares of Common Stock after giving effect to the Merger Agreement and related transactions. Each share of Common Stock is entitled to one vote on all matters to be voted on by shareholders.


       NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
    IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT
            WE ARE NOT ASKING YOU FOR A PROXY AND YOU
              ARE REQUESTED NOT TO SEND US A PROXY


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                       INFORMATION STATEMENT

         CHANGES IN MANAGEMENT AND THE BOARD OF DIRECTORS

In connection with the Agreement and Plan of Merger, on the Effective Date, the Company's Director, President and Chief Executive Officer, Dr. Lawrence Chimerine and Mr. Robert Scherne, the Company's Chief Financial Officer and Secretary, resigned as officers of the Company and Dr. Chimerine, as the Company's sole Director, appointed Mr. W. Craig Turner, Chief Executive Officer of the Company and Mr. Walter Weller, President and Chief Operating Officer of the Company. In addition, subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, Dr. Chimerine appointed Mr. Turner, Chairman , Mr. Gary Peterson, Vice Chairman and Mr. Warren Rustand, Director, as comprising the new Board prior to tendering his own resignation as a Company Director. Rule 14f-1 provides that Messrs. Turner, Peterson and Rustand will become Directors ten(10) days after the filing of this Information Statement with the Securities and Exchange Commission (the "Commission") and its delivery to the Company's shareholders, and each will serve until his successor is elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new directors in connection with the Agreement and Plan of Merger and the Reverse Merger transaction thereunder.

                         EXECUTIVE OFFICERS

The new executive officers of the Company are identified in the table below. Each executive officer of the Company serves at the pleasure of the Board of Directors of the Company.

                                 Date Became an
Name                    Age      Executive Officer    Positions
--------------------------------------------------------------------------------
W. Craig Turner         53       October 10, 2007     Chief Executive Officer

Walter Weller           55       October 10, 2007     President, Chief Operating
                                                      Officer and Secretary


    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information available to the Company, as of October 22, 2007, with respect to the beneficial ownership of the outstanding shares of the Company's Common Stock by (i) any holder of more than five percent (5%) of the outstanding shares; (ii) the Company's officers and directors, including directors elect and (iii) the Company's officers and directors as a group:


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
    Name of                   Shares of              Percentage(%) of
Beneficial Owner(1)        Common Stock Owned        Common Stock(2)
-----------------------------------------------------------------------
Dr.Lawrence Chimerine            12,500                  0.09  %

Robert Scherne                   18,750                  0.14  %

W. Craig Turner               5,539,632                 41.73  %

Gary Peterson                 1,606,103                 12.09  %

Baton Development             1,529,923                 11.53  %

MPLLI,LLC                     1,361,597                 10.26  %

Walter Weller                   177,657                  1.45  %

Warren Rustand                  625,126                  4.71  %

All officers and
directors
as a group                   10,871,288                  81.90  %                                                   [6
persons(3)]

(1) Beneficial ownership as reported in the table above has been determined in accordance with Instruction (1) to Item 403 (b) of Regulation S-B of the Exchange Act.

(2) Percentages are approximate based upon 13,274,628 issued and outstanding shares of post-reverse split common stock without giving effect to any exercise of the common stock purchase rights issued to investors in the private placement of Units comprised of Series A Preferred Stock and various Common Stock Purchase Warrants.

(3) Includes resigning officers and directors and directors elect who are not also officers.


        INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

(a) There are no material proceedings known to the Company to which any director, proposed director, officer, proposed offier or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company.

(b) The following brief biographies contain information about the Company's officers, proposed officers, director and proposed directors. The information includes each person's principal occupations and business experience for at least the past five years. This information has been furnished to the Company by the individuals named. There are no family relationships known to the Company between any of these persons. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the proposed directors or executive officers.

Dr. Lawrence Chimerine was appointed as our President and Chief Executive Officer, as of December 15, 2006. Dr. Chimerine was appointed a Director of the Company shortly thereafter. Dr. Chimerine has for more than the past eight years been president of Radnor International Consulting Inc., based in Radnor, Pennsylvania and partner and member of the Investment Committee of Strategic Capital Advisors, based in West Conshocken, Pennsylvania. For more than the past 25 years Dr. Chimerine has been an economic consultant advising financial institutions and government agencies on the state of the


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

United States and world economics, on specific industries and business sectors, and on the impact of economic conditions on decision making, budgeting, and strategic planning. He has served on the House of Representatives Task Force on International Competitiveness, the Census Advisory Committee and the Economic Policy Board of the Department of Commerce. He is the author or editor of several books as well as articles that have appeared in the New York Times, Washington Post, and American Economic Review. Dr. Chimerine has been a director of House of Taylor Jewelry, Inc., a publicly held Los Angeles-based international jewelry company, since September 2005.

Mr. Robert Scherne was appointed as our Chief Financial Officer, Secretary and Treasurer as of December 15, 2006. Mr. Scherne is also the Chief Financial Officer and Secretary of International Imaging Systems, Inc. a publicly held Delaware Company. He has been the principal of Robert C. Scherne, CPA, PC, since March 2003. Prior to that, Mr. Scherne was employed as an accountant by Merdinger, Fruchter, Rosen and Company from December 1993 to December 2002; by Louis Sturz & Co. and its successor firm, Grossman, Russo & Shapiro, from July 1986 until November 2002; and by L.H. Frishkoff & Co. and its successor firm, A. Uzzo &Co., from July 1978 to June 1986. Mr. Scherne holds a BBA in Accounting from Pace University (New York
City), and is an active member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants

W. Craig Turner is the founder of MedPro and has been Chairman of its
Board of   Directors since its inception in 1993.  Mr. Turner is also the President and Chairman of the Board of Directors of CRM Companies, Inc., a real estate development company specializing in the development of commercial and industrial properties. At CRM Properties, Mr. Turner has been directly responsible for the development of more than $250 million in commercial and industrial properties. Previously, Mr. Turner served as Director of Industrial Development for the Commonwealth of Kentucky under then Governors John
Y. Brown and Martha Layne Collins.

Gary A. Peterson is President and Chief Executive Officer of BATON Development Inc., a virtual incubator for new medical products and services and Managing Member of BATON Ventures LLC and the Venture Partner in Affinity Ventures II LLC, venture capital funds. Since 1991, Mr. Peterson has been the President of Peterson-Spencer-Fansler Company, a capital sourcing and operational consulting company and a General Partner of PSF Advisors, the General Partner of PSF Health Care Fund L.P., a venture capital limited partnership. Mr. Peterson was co-founder and senior executive of Angiomedics Incorporated, which was acquired by Pfizer, Inc. in 1986 and renamed to Schneider USA. Schneider has since been sold to Boston Scientific. Prior to starting Angiomedics, Mr. Peterson was involved with several medical device companies including Cardiac Pacemakers, Inc. (now Guidant) and Renal Systems, Inc. (now Minntech) in capacities ranging from management positions in sales and marketing to operating positions in product management to corporate long range product planning.


Walter W. Weller has been President of MedPro since 2003 and VP/COO from the company's inception in 1993. He has been responsible for MedPro's product strategy, building customer relationships with key channel partners, and coordinating day to day activities for the company. Before joining MedPro, Mr. Weller spent approximately nine years working in manufacturing, seven years in financial and operational management, and five years working with financial software design and implementation services.

Warren Rustand is currently the Managing Partner of SC Capital, has served as a director for more than 40 public, private and not-for-profit organizations, including as Chairman of more than half of those organizations. In the medical field, Mr. Rustand has served as Chairman of Tucson Medical Center, Chairman of Health Partners of Arizona, Chairman of TLC Vision (NASDAQ: TLCV), Chairman of Medical Body Sculpting, and Chairman of Health Equity, Incorporated. Mr. Rustand also served as Appointment Secretary and Cabinet Secretary to former US President Gerald Ford.

       SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and regulations thereunder require the Company's executive officers and directors, and persons who own more than ten (10%) percent of the Common Stock of the Company to file reports of ownership and changes in ownership with the Commission, and to furnish the Company with copies of all such Section 16(a) reports filed. Based solely on the Company's review of copies of the Section 16(a) reports filed for the fiscal year ended December 31, 2006 and for the period January 1, 2007 through August 31, 2007, the Company believes that all reports have been filed in a timely manner.

             TRANSACTIONS WITH MANAGEMENT AND OTHERS

Except as set forth below, no transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest.

Since December 15, 2006, upon its acquisition of control of the Company, the Company's controlling shareholder, Vision Opportunity Master Fund, Ltd., has funded the Company's operating expenses and provided the Company with its principal office space and miscellaneous administrative services free of cost to the Company.

                   INDEBTEDNESS OF MANAGEMENT

There has been no indebtedness owed to the Company since the beginning of the Company's last fiscal year by any director, executive officer, security holder owning, of record or beneficially, more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons, any corporation or organization of which any of the foregoing persons serves as an executive officer, partner, beneficial owner of 10% or more of any class of equity securities, or any trust in which any of the foregoing persons has a substantial beneficial interest or serves as trustee or in a similar capacity.

        COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

There are no standing committees of the Board. Since December 31, 2006, the Board has held no meetings and has taken action by written consent authorizing (i) the Reverse Merger transaction,(ii) preferred stock, (iii) change of the company's name to Medpro Safety Products, Inc.,
(iv) reverse split of the company's common stock on the basis of one post-split share for each four pre-split shares, and (v) the Company's

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

private placement of Units comprised of shares of Series A Convertible Preferred Stock from its authorized previously unissued capital stock, and Common Stock Purchase Warrants, for gross proceeds of up to $13,000,000 to be used by the Company for working capital.

         EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS

Prior to the Agreement and Plan of Merger and during the Company's fiscal 2007 to date, the Company's officers and director received a combination of cash and restricted common stock from the Company for their services during such period.

                   STOCK OPTION PLANS

The Company has not adopted any stock option plans.

                              DENTALSERV.COM



                              By:____________________________________
                                 Lawrence Chimerine, President and
                                 Chief Executive Officer




















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